UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42501

EPWK HOLDINGS LTD.

(Translation of registrant’s name into English)

Building #2, District A, No. 359 Chengyi Road

The third phase of Xiamen Software Park

Xiamen City, Fujian Province

The People’s Republic of China, 361021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

On December 8, 2025, EPWK Holdings Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of 10,000,000 Class A Ordinary Shares (the “Class A Ordinary Shares”) at the subscription price of US$1.42 per Class A Ordinary Share. The gross proceed from the Private Place will be approximately US$14.2 million. The Company intends to use the proceeds from the Private Placement for general corporate purposes. Promptly following the Company’s filing of its annual report on Form 20-F for the fiscal year ended June 30, 2025, the Company will issue to each investor, without additional consideration, a number of additional Class A Ordinary Shares equal to fifteen percent (15%) of such investor’s original purchased shares. Subject to the Company’s regaining compliance with listing requirements of the Nasdaq Stock Market, LLC (the “Nasdaq”), promptly following the expiration of one hundred eighty (180) consecutive calendar days of full compliance with all applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and listing requirements of the Nasdaq, the Company will issue to each investor, without additional consideration, a number of additional Class A Ordinary Shares equal to twenty percent (20%) of such investor’s original purchased shares. Each investor shall have the right to purchase, at the same purchase price, up to a number of additional Class A Ordinary Shares equal to fifteen percent (15%) of such investor’s original purchased shares, in connection with any subsequent financing transaction of the Company.

The Private Placement is expected to close in January 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of a Securities Purchase Agreement which is filed as Exhibit 10.1 hereto, respectively, and is incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated December 8, 2025 between EPWK Holdings Ltd. and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPWK Holdings Ltd.

Date: December 8, 2025	By:	/s/ Guohua Huang
	Name:	Guohua Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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